[BANK OF BERMUDA]



          Bank of Bermuda appoints Head of Banking and Lending Products and Head of Compliance


(HAMILTON, BERMUDA, 22 AUGUST 2002) Bank of Bermuda is pleased to announce two Executive level appointments. Jonathan Clipper has been appointed Head of Banking and Lending Products, and Ifor Hughes has been appointed Head of Compliance.

JONATHAN CLIPPER, HEAD OF BANKING AND LENDING PRODUCTS
Mr Clipper, a Bermudian, will be assuming his duties on 9 September 2002. Mr Clipper has extensive international banking experience, most recently at Citibank, where he was Head of Regional Insurance and Non-Bank Financial Institutions, based in Hong Kong. In this role, Mr Clipper managed all Asia-Pacific Insurance Banking Relationship Managers. He has also held senior positions with Citibank in London and Scotland since joining them in l990.

Prior to his career at Citibank, Mr Clipper worked at Chase Manhattan Bank for 13 years, in London and Singapore. During his tenure at Chase, Mr Clipper held positions in Correspondent Banking, Financial Institutions and Global Custody. Mr Clipper is a former Bermuda Rhodes Scholar and holds a Masters Degree in Business Administration from Templeton College, Oxford University. He received his Bachelor's Degree from the University of York, England.

IFOR HUGHES, HEAD OF COMPLIANCE
Mr Hughes, also a Bermudian, will be assuming his duties on 7 October 2002 and brings to the position regulatory expertise gained from the Ministry of Finance, as well as 13 years experience at Bank of Bermuda.


                                 [PRESS RELEASE]


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Mr Hughes initially joined Bank of Bermuda in 1982 after graduating from the
University of North Carolina with a BSc in Business Administration. After three years, Mr Hughes left to undertake an MBA from the University of Western Ontario and returned in 1987 to a post in the Bank's Global Custody area. Mr Hughes was appointed as Assistant Financial Secretary, International Business at the Ministry of Finance in 1997. At the Ministry of Finance Mr Hughes was responsible for developing and managing Government's legislative and policy agenda in the area of international business and conducting economic diplomacy on behalf of Government in relation to international tax and regulatory initiatives.

Commenting on the appointments, Philip Butterfield, Chief Operating Officer of the Bank, stated: "We are very pleased to be welcoming Mr Clipper to the Bank and back to Bermuda. Mr. Clipper's remarkable international banking career ideally positions him to fully develop Bank of Bermuda's new Banking and Lending Products division."

Mr Butterfield added: "It also gives us great pleasure to welcome Mr Hughes back to Bank of Bermuda. Along with Mr Hughes' solid understanding of the Bank, his regulatory-related experience gained at the Ministry of Finance makes him ideally suited to continue the development of the vital role played by compliance throughout Bank's global network."

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IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT:

Anna Lowry
Bank of Bermuda
TELEPHONE: (+441) 299 6157
FAX: (+441) 299 6559
E-MAIL: lowryal@bankofbermuda.com